

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Via E-mail
Mr. Gary Novinskie
President
Daleco Resources Corporation
17 Wilmont Mews, 5th Floor
West Chester, PA 19382

> **Re:** **Daleco Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed February 8, 2013**
> **File No. 000-12214**

Dear Mr. Novinskie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Mineralized Materials, page 9

1.   We note your response to comment 1 from our letter dated April 27, 2012 in which you state that no inferred or possible reserves are included in your estimates of mineralized materials within your recent filing. However, that is inconsistent with the reserve reports that you provided to us supplementally. More specifically, the reports for the Suratt Ranch zeolite property as reported by KT Minerals and prepared Lloyd Krumrey on June 18, 2008 indicate that proven reserves totaled 38,580,000 tons, probable reserves were 16,235,000 tons and inferred/possible reserves were 20,909,000 tons for a total of 75,724,000 tons, as was reported in your 2012 filing. Only 54,815,000 may be considered zeolite mineralized materials.

Likewise, your reported mineralized materials for your Sierra Kaolin property as reported by KT Minerals and prepared Lloyd Krumrey on August 26, 2008 indicate that proven reserves totaled 25,126,600 tons, the probable reserves totaled 12,839,900 tons, and inferred/possible reserves 17,304,000 tons for a total of 55,269,000 tons, as was reported in your 2012 filing. Only 37,965,000 tons qualify as kaolin mineralized material.

We therefor reissue prior comment 1 and ask that you amend your Form 10-K to remove the quantities attributable to inferred or possible reserve from the table on page 9.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 or George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director